May 3, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that SunPower Corporation has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended April 2, 2023, which was filed with the Securities and Exchange Commission on May 3, 2023.

Respectfully submitted,

SUNPOWER CORPORATION

/S/ Guthrie Dundas
Guthrie Dundas
Interim Chief Financial Officer

SunPower Corporation · 1414 Harbour Way South, Suite 1901 · Richmond, CA 94804 · Phone: 408-240-5500

http://www.sunpowercorp.com